April 30, 2019

Daryl E. Raiford
Chief Financial Officer
Ribbon Communications Inc.
4 Technology Drive
Westford, MA 01886

       Re: Ribbon Communications Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 4, 2019
           Form 8-K furnished February 20, 2019
           File No. 001-38267

Dear Mr. Raiford:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished on February 20, 2019

General

1. We note your adjustment for "acquisition-related revenue" included in your various non-
      GAAP measures. Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether your various non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question
      100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of
      Regulation G.
 Daryl E. Raiford
FirstName LastNameDaryl E. Raiford
Ribbon Communications Inc.
Comapany NameRibbon Communications Inc.
April 30, 2019
Page 30,
April 2 2019 Page 2
FirstName LastName
2. Similarly, please clarify for us what the purchase accounting adjustment to cost of revenue consists of and how you considered whether your various non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to Question 100.04 of the Non-GAAP
         Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.
3. You state that GAAP required the elimination of revenue under the new revenue recognition standard in 2018, which you are adding back to arrive at various non-GAAP measures. Please clarify for us what revenue was eliminated with the adoption of ASC
         606 and how your non-GAAP adjustment for such amounts captures the economics of your activities. Also, please confirm for us that similar adjustments will not be made to fiscal 2019 non-GAAP measures.
4. We note your non-GAAP net income reconciliation includes income tax adjustments related to benefits arising from purchase accounting and the Tax Reform. Please explain to us, and revise your future filings to disclose, how you calculated the tax effects of your non-GAAP net income adjustments. In this regard, your tax adjustment should also include current and deferred income tax expense commensurate with your non-GAAP measure of profitability. Refer to Question 102.11 of the Non-GAAP Compliance and
         Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 if you have any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Information Technologies
                                                                and Services